Prospectus Supplement filed under Rule 424(b)(3)

Registration No. 333-115812

Prospectus Supplement No. 3 dated October 25, 2004

(To Prospectus dated August 13, 2004)

24,085,891 Shares

Common Stock

This prospectus supplement to the prospectus dated August 13, 2004 relates to up to 24,085,891 shares of our common stock that may be disposed of from time to time by the selling shareholders.

This prospectus supplement should be read in conjunction with the prospectus dated August 13, 2004, the Prospectus Supplement No. 1 dated August 16, 2004 and the Prospectus Supplement No. 2 dated August 26, 2004. The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated August 13, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported)

October 19, 2004

TARANTELLA, INC.

(Exact name of registrant as specified in its charter)

California	000-21484	94-2549086
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

425 Encinal Street

Santa Cruz, California 95060

(Address of principal executive offices, including zip code)

(831) 427-7222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On October 19, 2004, Tarantella, Inc. and Tarantella International, Inc. (collectively “Tarantella”) entered into a Settlement Agreement and General Release of all Claims with Caroline Keddy, a former Tarantella sales representative, to settle an action filed by Ms. Keddy on August 28, 2003, in the Superior Court of California, Santa Clara County, alleging claims for breach of contract, negligent and intentional misrepresentation, fraud and deceit.

Pursuant to the terms of the Settlement Agreement and General Release of all Claims, Ms. Keddy has given Tarantella and its officers, directors, affiliates, subsidiaries, agents, employees, attorneys, successor and assigns a full release from all claims, rights, demands, actions, obligations, liabilities, and causes of action of any and every kind, nature and character whatsoever, whether based on a tort, contract, statute, or any other theory of recovery, and whether for compensatory or punitive damages which Ms. Keddy may now have, has ever had, or may in the future have, arising or in any way connected with her employment or contractual relationship with Tarantella, or the manner in which those relationships terminated. In addition, Tarantella agreed to pay $680,000 to Ms. Keddy.

A Notice of Settlement was filed October 21, 2004 in the Superior Court of California, Santa Clara County. A Request for Dismissal with Prejudice must be filed, pursuant to the Settlement Agreement and General Release of all Claims, on or before November 9, 2004.

The Settlement Agreement and General Release of all Claims is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement and General Release of all Claims. Any information disclosed in this Current Report on Form 8-K or the exhibits hereto shall not be construed as an admission that such information is material.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

Exhibit No.	Description
10.1	Settlement Agreement and General Release of all Claims, dated October 19, 2004, by and among Tarantella, Inc., Tarantella, International, Inc. and Caroline Keddy.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARANTELLA, INC.

Date: October 25, 2004	By:	/s/ John M. Greeley
Name: John M. Greeley Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Settlement Agreement and General Release of all Claims, dated October 19, 2004, by and among Tarantella, Inc., Tarantella, International, Inc. and Caroline Keddy.

Exhibit 10.1

SETTLEMENT AGREEMENT

AND

GENERAL RELEASE OF ALL CLAIMS

1. This Agreement is made between Caroline Keddy and Tarantella, Inc., Tarantella International, Inc. (hereafter collectively “Defendants”), on behalf of Defendants, their owners, agents, affiliates, subsidiaries, employees and any persons related to or acting on behalf of Defendants.

2. Whereas Caroline Keddy and Defendants desire to settle fully and finally any existing or potential differences between them including, without limitation, all tort, contractual, discrimination, statutory and common law claims related in any way to Ms. Keddy’s employment or contractual relationship with Defendants, including but not limited to, any such claims as set forth in the action filed in the Santa Clara County Superior Court entitled “Caroline Keddy v. Tarantella, Inc., et al., Case Number 103-CV-004115.”

3. In consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed by and between the parties as follows:

a. Defendants shall pay to Caroline Keddy a total amount of Six Hundred Eighty Thousand Dollars ($680,000.00), of which Thirteen Thousand Four Hundred Dollars ($13,400.00), is compensation for previously earned commissions, and of which, Six Thousand Dollars ($6,000.00) shall be advance payment of a Five Hundred Dollar ($500.00) monthly retainer for one year to Keddy in compensation for her continuing contractual relationship with Defendants as an independent sales consultant. The remaining Six Hundred Sixty Thousand Six Hundred Dollars ($660,600.00) shall be paid as compensation for Keddy’s emotional and mental distress and suffering. Payment shall be by cashier’s check made payable to “Russell Leibson Trust Account.” These amounts will not be subject to withholding, but rather, Defendants shall issue a form 1099 to Russell Leibson. The amount shall be paid by cashier’s check delivered to the law offices of Russell Leibson, One Market Plaza, Steuart Street Tower, Suite 1600, San Francisco, CA 94105-1016.

b. In exchange for the above payment and the other promises and agreements set forth herein, Caroline Keddy does hereby completely release and forever discharge Defendants and their owners, officers, directors, affiliates, subsidiaries, agents, employees, attorneys, successors and assigns from all claims, rights, demands, actions, obligations, liabilities, and causes of action of any and every kind, nature and character whatsoever, whether based on a tort, contract, statute, or any other theory of recovery, and whether for compensatory or punitive damages which Caroline Keddy may now have, has ever had, or may in the future have, arising or in any way connected with her employment or contractual relationship with Defendants, or the manner in which those relationships terminated.

c. In exchange for the promises and agreements set forth herein, Defendants do hereby completely release and forever discharge Caroline Keddy and her agents, attorneys, successors and assigns from all claims, rights, demands, actions, obligations, liabilities, and causes of action of any and every kind, nature and character whatsoever, whether based on a tort, contract, statute, or any other theory of recovery, and whether for compensatory or punitive damages which they may now have, have ever had, or may in the future have, arising or in any way connected with Caroline Keddy’s employment or contractual relationship with Defendants, or the manner in which they terminated.

d. Each party shall be responsible for their own attorneys’ fees and costs incurred in connection with the action described in paragraph 2 above, except as provided for in paragraph 13 below.

4. Defendants agrees to pay the settlement amount referenced above by delivery of the total settlement amount to Keddy’s attorneys no later than November 8, 2004. Keddy will deliver to Defendants’ attorneys, Littler Mendelson, by October 29, 2004, a request for dismissal with prejudice of the action identified in paragraph 2 above. Defendants’ attorneys shall hold the request for dismissal in trust until transmittal of the entire settlement amount to Keddy’s attorneys as provided herein. Keddy represents that, aside from the action referenced in paragraph 2 above, she does not have pending against Defendants or any employee, agent, official, or director of Defendants any claim, charge, or action in or within any federal, state, or local court or administrative agency.

5. The parties hereby agree that by signing this Agreement and by accepting the payment described above, they give up any and all rights they may have to file any claim or action which they may now have, has ever had, or may in the future have, with respect to any matter pertaining to or arising from Caroline Keddy’s employment or termination of employment with Defendants. In this regard, the parties agree that this Agreement covers both known and unknown claims or actions, and as such they expressly waives any rights or protection they may have under California Civil Code section 1542, which provides:

“A general release does not extend to claims which the creditor does not know or suspect to exist in her favor at the time of executing the release, which if known by him must have materially affected her settlement with the debtor.”

6. It is understood and agreed that this is a compromise settlement of a disputed claim or potential disputed claims, and that the furnishing of the consideration for this Settlement Agreement and General Release of All Claims shall not be deemed or construed as an admission of liability or responsibility at any time for any purpose. Defendants specifically disclaim any liability to Caroline Keddy for any alleged violation of her rights, or for any alleged violation of any order, law, statute, duty or contract on the part of Defendants, or its owners, officers, agents, directors, affiliates, subsidiaries, employees, successors, attorneys or assigns.

7. Caroline Keddy acknowledges and agrees that Defendants and their attorneys have made no representations regarding the taxability of or tax consequences of any amounts received by her

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pursuant to this Agreement. Keddy agrees to pay federal, state or foreign taxes, if any, that are required by law to be paid now or in the future with respect to this Agreement. Keddy also agrees to pay any penalties or sanctions levied against herself or Defendants by the Internal Revenue Service or any other government agency, including, but not limited to any Canadian taxing or governmental authority, in connection with any federal or state taxes that are demanded or owed as a result of this agreement and/or the settlement of her claims.

8. Caroline Keddy further agrees that the confidentiality and/or trade secret provisions contained in Keddy’s independent consulting agreements and/or employment agreements shall survive and shall not be affected by the terms of this Agreement.

9. Defendants agree to provide Caroline Keddy with a letter of reference indicating that she has been and continues to be currently engaged by Defendants as an independent contractor from June 2003 until such time as Ms. Keddy finds employment or October 31, 2005, whichever first occurs. Mr. Keddy agrees to notify Defendants’ human resources department in the event that she finds employment prior to October 31, 2005. Ms. Keddy’s attorneys shall draft the letter for approval by Defendants. In addition, all inquiries related to Ms. Keddy’s relationship with Defendants shall be directed to the Company’s human resources department, and the human resources department shall respond in accordance by a statement agreed upon by the parties. Ms. Keddy may, consistent with the terms set forth in this Agreement, represent to potential employers that she has an existing independent contractor relationship with Defendants. Ms. Keddy understands and agrees that she may not make any such representations to clients, customers or other third parties, including, but not limited to, any representations that she is authorized to act on behalf of and/or to represent Defendants. The parties further understand and agree that the terms of the independent contractor relationship as set forth in this Agreement shall not survive any change in control, bankruptcy or cessation of business operations by Defendants.

10. Caroline Keddy hereby relinquishes any employment or contractual rights she might have with Defendants and any of its related entities, and that Defendants or any of its affiliates may reject without cause any application for employment made by Keddy.

11. Caroline Keddy further agrees that she shall not make any statements which disparage in any way the conduct or characteristics of Defendants or any of their affiliates, subsidiaries, owners, agents, partners, employees, attorneys, and any persons related to or acting on behalf of Defendants in regard to the matters that were the subject matter of this litigation, with the exception of any statements that have been compelled pursuant to lawful court process.

12. Keddy represents and agrees that she understands her right to discuss all aspects of this agreement with her personal attorney and that she has done so prior to execution of this Agreement. Keddy further represents that she has been paid all compensation due and owing to her as of the date of the termination of her employment and contractual relationship with Defendants, and that she is entitled to no damages, payments, benefits, compensation, back pay, front pay, lost wages, costs or fees of any kind from Defendants, other than the payment described in this Agreement.

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13. Any dispute arising between Keddy and Defendants pertaining to the formation, validity, interpretation, effect or alleged breach of this Agreement, including enforcement or interpretation of the provisions provided above, will be submitted to binding arbitration before the Honorable Joseph Biafore, Jr. (Ret.) of JAMS in San Jose, California. Such arbitration supplants, replaces and waives any right that Keddy or Defendants may have to pursue any dispute, claim or controversy relating to the formation, validity, interpretation, effect or alleged breach of this Agreement in any court, agency, tribunal or other forum, including a civil action before any jury. Either Keddy or Defendants may initiate arbitration hereunder by written notice to the other which shall include a concise statement of the issue(s) to be arbitrated, along with a statement setting forth the relief requested. The decision of the arbitrator pursuant to this Agreement shall be in writing, final, valid, irrevocable and conclusively binding upon the parties to the dispute. The award may be entered as a judgment in any court of competent jurisdiction and the parties agree to stipulate to entry of judgment. In addition to any other award, the prevailing party in any such arbitration shall be entitled to her or its attorneys’ fees as a component of costs. In addition, should either Keddy or Defendants disregard this arbitration requirement and pursue an action subject hereto in any court or other as provided herein, upon application of the aggrieved party to a court of competent jurisdiction, the court shall order the matter to arbitration and shall award the prevailing party in any such hearing its reasonable costs and attorney’s fees incurred in connection therewith.

14. Should any provision of this Agreement be declared or be determined by any court to be illegal or invalid, the validity of the remaining parts or provisions shall not be effected thereby and said illegal or invalid part, term or provision(s) shall be deemed not to be a part of this Agreement.

15. This Settlement Agreement and General Release of All Claims may be executed in counterparts, each of which shall be fully admissible as a duplicate original in any court of law or otherwise. Photographic or facsimile copies of any such signed counterparts may also be used in lieu of the original for any lawful purpose.

16. This Settlement Agreement and General Release of All Claims, constitutes the entire understanding among the parties, and recites the sole considerations for the promises exchanged herein. In reaching this Agreement, no party has relied upon any representation or promise except those expressly set forth herein. This Agreement shall in all cases be interpreted in accordance with its fair meaning, and not strictly for or against either party hereto.

17. Any provisions of Evidence Code §§ 1115-1128 notwithstanding, this agreement may be enforced by any party hereto by a motion under Code of Civil Procedure § 664.6 or by any other procedure permitted by law in the Superior Court of Santa Clara County.

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18. The provisions of the confidentiality agreement signed by the parties relative to this mediation are waived for purposes of enforcing this agreement as set forth above.

Dated: 10/19/04		/s/ Caroline Keddy
Caroline Keddy

Dated: 10/19/04	By:	/s/ Regan Grilli
Tarantella, Inc. and Tarantella International, Inc.

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